No Act

ACT ICA
SECTION 12(d)(3), 17(a)
RULE
PUBLIC AVAILABILITY June 27, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 25, 2008

PROCESSED
JUL 03 2008
THOMSON REUTERS

David J. Harris
Dechert LLP
1774 I Street, N.W.
Washington, DC 20006-2401

Re: HSBC Investor Funds—HSBC Investor Money Market Fund (File No. 811-04782)

Dear Mr. Harris:

In January 2008, HSBC Investor Funds (the "Trust"), on behalf of its series HSBC Investor Money Market Fund (the "Fund"), and HSBC Global Asset Management Limited (formerly HSBC Group Investment Businesses Limited) ("ISGB"), entered into a letter of indemnity ("LOI"). The LOI obligates ISGB to make a cash contribution to the Fund sufficient to restore the Fund's net asset value ("NAV") to a specified minimum permissible NAV. ISGB is an affiliated person of the Fund's investment adviser, HSBC Global Asset Management (USA) Inc. (formerly HSBC Investments USA, Inc.) (the "Adviser"), as defined in Section 2(a)(3) of the Act. The LOI was entered into after the staff of the Division of Investment Management informed the Trust and ISGB on January 9, 2008, that it would not recommend enforcement action to the Commission if the arrangement was effected.[1]

The Trust and ISGB now seek to amend the LOI to extend the termination date from June 24, 2008 to December 31, 2008 ("December Termination Date"). You, and counsel to the independent trustees in his June 18, 2008 letter, represent the following with respect to the extension request:

(i) The Fund holds notes (the "Notes") issued by Whistlejacket Capital LLC and Victoria Finance LLC (the "Issuers"). The Issuers are structured investment vehicles, and both are currently engaged in restructuring efforts that are expected to continue until the December Termination Date;

[1] *See* HSBC Investor Funds, SEC Staff No-Action Letter (Jan. 18, 2008).

08016614

(ii) The Adviser has informed the Fund and the Fund's Board of Trustees (the "Board") of its belief that greater value would be realized on the Notes if the LOI was extended until the restructuring of the Issuers is finalized;

(iii) The Adviser is confident that the current maximum contribution amount specified in the LOI is adequate;

(iv) The LOI also will be amended to permit the Board to terminate the LOI earlier than the December Termination Date if the Board determines that the maximum indemnity amount specified in the LOI is no longer adequate to maintain the Fund's market-based net asset value[2] at the minimum permissible net asset value specified in the LOI; and

(v) The Board, including all the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has determined that extending the termination date of the LOI is in the best interests of the Fund and its shareholders, and approved the December Termination Date.

On the basis of the facts and representations above, the Trust and ISGB may continue to rely on the no-action assurance granted by the staff on January 9, 2008.[3]

Very truly yours,

Dalia Osman Blass
Senior Counsel

---

[2] Money market funds are required by rule 2a-7 to calculate, at such intervals as the board of directors determines appropriate and reasonable in light of current market conditions, the extent of any deviation between a fund's current market-based net asset value per share from a fund's amortized cost price per share. This process is referred to in the rule as "shadow pricing."

[3] This letter confirms the position of the staff that was provided orally by the undersigned to Cynthia D. Baughman on June 24, 2008.

Dechert
LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

DAVID J. HARRIS

david.harris@dechert.com
+1 202 261 3385 Direct
+1 202 261 3085 Fax

June 24, 2008

Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: HSBC Investor Funds; Request for Extension of Termination Date of Letter of Indemnity

Dear Mr. Plaze:

As you are aware, in a No-Action letter granted January 18, 2008, the HSBC Investor Money Market Fund (the "Fund") was permitted to enter into a Letter of Indemnity ("LOI") with HSBC Global Asset Management Limited (formerly HSBC Group Investment Businesses Limited) ("ISGB"), which is an affiliate of the Fund's investment adviser, HSBC Global Asset Management (USA) Inc. (formerly HSBC Investments (USA) Inc.) (the "Adviser") pursuant to which ISGB would make indemnification payments to the Fund were the Fund to realize losses from its holdings of notes issued by certain structured investment vehicles. The LOI is currently scheduled to terminate on June 24, 2008.

As Fund counsel, we have had several conversations with you and your staff in regards to the possibility of extending the termination date of the LOI to December 31, 2008. We, along with independent trustee counsel, Fund management and others, have had discussions with the Fund's Board on the possibility of extending the LOI and at its June 16 meeting, the Board approved the Adviser's request to extend the termination date of the LOI from June 24 to December 31, 2008. As you requested, on June 18, 2008, you received an e-mail communication from independent trustee counsel on behalf of the Fund's independent trustees in regards to their consideration of the extension request.

Additionally, as you requested in a telephonic discussion on June 23, 2008, the LOI will be revised to reflect that the Fund will have the option to exercise the LOI should the indemnity amount as specified in the LOI become fully utilized. A revised LOI will be sent to you separately.

At this time, on behalf of the Fund, we would like to request an extension of the termination date of the LOI from June 24, 2008 to December 31, 2008.

Should you have any questions, please do not hesitate to contact me at 202.261.3385 or Cynthia D. Baughman at 202.261.3371.

Very truly yours,

David J. Harris cb.

David J. Harris

14436569.3.BUSINESS

END